July 13, 2012

Ms. Sonia Gupta Barros
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Comment Letter dated June 28, 2012
Berkshire Income Realty, Inc.
Form 10-K for the year ended December 31, 2011
Filed on March 30, 2012
File No. 001-31659

Dear Ms. Sonia Gupta Barros:

In response to the above referenced comment letter, we respectfully submit the following responses to the questions asked:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 2. Properties, page 14

1.
In future Exchange Act periodic reports, please expand your disclosure to include a discussion of average rents including the impact of tenant improvement costs, leasing commissions and tenant concessions, such as free rent. Please provide such disclosure on a square footage basis.

Company Response -

In Berkshire Income Realty, Inc.'s (the "Company's") future Exchange Act periodic reports, we will expand our tabular disclosure to include information regarding square footage, average rental rates per unit. The Company's investments are primarily in multifamily apartment communities and as such, the impact of tenant improvement costs, leasing commissions and tenant concessions, such as free rent are generally not material and therefore have been excluded from the presentation. The table below is our proposed disclosure which will be included in the future periodic reports:

Description	Location	Year Acquired	Total # of Units	Ownership Interest			Average Apt Size (Sq Ft)	2011 Avg Monthly Rent Rate Per Apt (2)	2010 Avg Monthly Rent Rate Per Apt (2)
					Average Physical Occupancy (1)

					2011	2010

Berkshires of Columbia	Columbia, Maryland	1983	316	91.38%	96.88%	96.58%	1,035	$1,495	$1,424
Seasons of Laurel	Laurel, Maryland	1985	1,088	100.00%	94.62%	95.58%	844	1,236	1,185
Walden Pond/ Gables	Houston, Texas	1983/ 2003	556	100.00%	95.66%	95.10%	714/ 894	710/ 586	691/ 556
Laurel Woods	Austin, Texas	2004	150	100.00%	98.00%	97.28%	841	751	683
Bear Creek	Dallas, Texas	2004	152	100.00%	96.24%	93.94%	856	667	625
Bridgewater	Hampton, Virginia	2004	216	100.00%	94.50%	95.23%	997	1,027	964
Arboretum	Newport News, Virginia	2004	184	100.00%	96.15%	95.30%	956	901	872
Reserves at Arboretum	Newport News, Virginia	2009	143	100.00%	95.82%	95.60%	1,073	1,272	1,236
Silver Hill	Newport News, Virginia	2004	153	100.00%	94.55%	95.30%	597	673	628
Arrowhead	Palatine, Illinois	2004	200	58.00%	95.06%	94.72%	878	979	926
Moorings	Roselle, Illinois	2004	216	58.00%	97.72%	96.47%	883	981	959
Country Place I	Burtonsville, Maryland	2004	192	58.00%	97.05%	97.45%	1,033	1,366	1,271
Country Place II	Burtonsville, Maryland	2004	120	58.00%	95.68%	97.45%	1,040	1,373	1,305
Yorktowne	Millersville, Maryland	2004	216	100.00%	96.18%	96.40%	932	1,239	1,184
Berkshires on Brompton	Houston, Texas	2005	362	100.00%	97.62%	97.61%	733	876	818
Riverbirch	Charlotte, North Carolina	2005	210	100.00%	96.45%	95.84%	1,012	662	655
Lakeridge	Hampton, Virginia	2005	282	100.00%	96.43%	96.85%	1,088	1,174	1,139
Berkshires at Citrus Park	Tampa, Florida	2005	264	100.00%	94.54%	94.70%	957	886	856
Briarwood Village	Houston, Texas	2006	342	100.00%	96.18%	96.17%	819	666	644
Chisholm Place	Dallas, Texas	2006	142	100.00%	96.32%	97.29%	1,149	930	876
Standard at Lenox Park	Atlanta, Georgia	2006	375	100.00%	96.56%	96.36%	930	1,035	964
Berkshires at Town Center	Towson, Maryland	2007	199	100.00%	93.34%	90.78%	835	1,335	1,290
Sunfield Lakes	Sherwood, Oregon	2007	200	100.00%	94.33%	94.58%	1,024	988	894
Executive House	Philadelphia, Pennsylvania	2008	302	100.00%	96.69%	97.90%	938	1,429	1,359
Estancia	Dallas, Texas	2011	207	100.00%	95.09%	N/A	1,683	1,940	1,826
2020 Lawrence	Denver, Colorado	2011	N/A	91.08%	N/A	N/A	770	N/A	N/A
Walnut Creek	Walnut Creek, California	2011	N/A	98.00%	N/A	N/A	843	N/A	N/A
Total/Average			6,787		95.91%	95.85%	952	$1,078	$1,024

(1)	Physical occupancy represents the actual number of units leased divided by the total number of units available over a period of time.

(2)	Average monthly rent rate per unit is the gross potential rent for all units less vacancy and concessions, divided by the total number of units available .

Please refer to our response to your comment #3 in regards to applicability of leasing commissions and tenant improvements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.
We note your disclosure on pages 18-20 of various properties in development. In future Exchange Act periodic reports, to the extent your properties in development are material, please disclose anticipated completion dates, costs incurred to date and budgeted costs. For completed developments, disclose development costs per square footage and whether leasing costs are included.

Company Response -

In the Company's future Exchange Act periodic reports, when appropriate, we will disclose anticipated completion dates, costs incurred to date and budgeted costs. As development projects are completed, we will disclose development costs per square foot and the amount of leasing costs included in development cost. For properties in development, our disclosure will be as follows:

The following table presents a summary of the development projects, in which the Company holds direct or indirect fee simple interests:

Development Project	Anticipated Total # of Units	Anticipated Avg Apt Size (Sq Ft)	Anticipated Rentable Building Size (Sq Ft) (1)	Budgeted Costs (in millions)	Costs Incurred to Date - December 31, 2011 (in millions)	Anticipated Completion Date
2020 Lawrence	231	770	203,729	$55.5	$21.5	Q1 2013
NoMa	603	843	465,724	143.4	62.7	Q2 2013
Walnut Creek	154	854	145,550	48.0	0.5	Q2 2015
Total /Average	988	822	815,003	$246.9	$84.7

(1)	Includes retail space of approximately 1,200 Sq Ft at 2020 Lawrence, 9,100 Sq Ft at NoMa and 14,000 Sq Ft at Walnut Creek.

3.
In future Exchange Act periodic filings please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents for each. Include the impact of tenant improvements costs, concessions and leasing commissions. Please provide this information on a per square foot basis. Please also provide disclosure on new rents for renewed leases compared to prior rents.

Company Response -

Substantially all of the leases at the properties are for a term of one year or less at rental rates determined on a per unit basis. As is customary in multifamily apartment communities, leasing commissions associated with each leased unit are generally immaterial and fixed amount and not driven by the achieved unit rent. Further, tenant improvement concessions, which are more common in commercial real estate, are generally not offered to tenants in the multifamily apartment real estate industry. Any significant improvements or unit renovations are considered to be improvements to the building and capitalized accordingly. Therefore, leasing commissions and tenant improvements are not relevant to the average rents in the multifamily real estate industry. As such, we would not anticipate including their impact on tenant rents in our future periodic filings as part of tenant rent discussions. We will, however, expand our disclosure to include the following relevant information:

"The table below presents leasing activities, including the volume of new and renewed leases with average rents for each, including the impact of rent concessions."

	Year ended December 31, 2011 (1)				Year ended December 31, 2010 (1)
	# of Units	Average Apt Size (Sq Ft)	Avg Monthly Rent Rate Per Apt	Impact of Average Rent Concessions	# of Units	Average Apt Size (Sq Ft)	Avg Monthly Rent Rate Per Apt	Impact of Average Rent Concessions
Renewed Leases	3,542	949	$1,051	$1	3,454	921	$991	$7
New Leases	3,131	958	1,080	23	3,027	923	988	30

(1)	Represents data for all properties including those acquired or disposed of during the year

Contractual Obligations and Other Commitments, pages 26 - 27

4.
We note your contractual obligations table includes principal payments only. In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Company Response -

In the Company's future filings, we will disclose cash requirements for interest on the Company's debt obligations, as referenced in footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," similar to how we have disclosed cash requirements for interest in "Item  3. - Quantitative And Qualitative  Disclosures About Market Risk" in the Company's Quarterly Report on Form 10Q for the period ended March 31, 2012 filed with the Commission on May 15, 2012, as shown in the table below.

The table presents principal payments, interest payments and related weighted average interest rates by expected maturity dates for the mortgage notes payable as of March 31, 2012:

	2012	2013	2014	2015	2016	Thereafter	Total
Fixed Rate Debt	$4,007,780	$61,118,786	$66,374,918	$63,431,732	$73,289,368	$217,322,736	$485,545,320
Interest Payments (2)	18,257,557	26,839,607	22,634,010	17,629,731	15,518,465	75,149,624	176,028,994
Average Interest Rate (1), (2)	5.38%	5.05%	5.48%	5.67%	5.67%	5.76%	5.60%

(1)	The Company's mortgage notes are fixed rate instruments; therefore, the Company's outstanding mortgage debt is not sensitive to changes in the capital market except upon maturity.

(2)
Interest payments represent amounts expected to be incurred on outstanding debt as of March 31, 2012.  Average interest rate represents weighted average of stated interest rates on the mortgage debt as applied to the principal balance payable in the respective period.

Results Of Operations and Financial Condition, pages 28 - 36

5.
Please revise future periodic filings to clarify what expenses are included in operating expenses and general and administrative expenses. Your response should also explain your basis for not allocating any of your general and administrative expenses to your Same Property Portfolio and your inclusion of transaction costs associated with acquisitions as a part of operating expenses. Within your response, please provide an example of your proposed disclosure.

Company Response -

We will revise Company's future periodic filings to clarify which expenses are included in operating expenses, inclusive of general and administrative expenses. The following is an example of our proposed disclosure:

"Operating expenses include property payroll and related benefits, utilities (water & sewer, electricity, heating), insurance and property-related general and operating expenses (legal and professional fees, business taxes & licenses, dues/subscriptions, telephone and cable expenses, postage, bank fees and charges, equipment rental, and other miscellaneous expenses)." As stated, property-related general and operating expenses are allocated to the Company's Same Property Portfolio and included within the 'operating' expense caption. The inclusion of the property-related general and administrative expense as well as transaction costs as part of 'operating' line was to conform the Same Property Portfolio per condensed financial information within Management's Discussion and Analysis presentation to the 'Consolidated Statement of Operations'.

Transaction costs were not considered to be material and therefore were not stated separately within the 'Consolidated Statement of Operations'. Our presentation of condensed financial information within Management's Discussion and Analysis is consistent with the presentation of the Consolidated Statement of Operations. 'General and administrative' expense line will be deleted from the Same Property Portfolio presentation per condensed financial information within Management's Discussion and Analysis. The 'General and administrative' expense line in the Total Property Portfolio financial information and 'Consolidated Statement of Operations' include legal and professional expenses of the Company only and do not include any property-related general and operating expenses.

6.	In future Exchange Act periodic reports, please describe in additional detail the income and expenditures included in NOI.

Company Response -

Significant components of revenue and expenses that, in management's judgment, describe the Company's Net Operating Income (NOI) are listed on pages 29 and 30 of the Company's report. Within the comparison of the year over year or period over period section, in future Exchange Act periodic reports, we will provide additional detail through narrative or tabular disclosure of the income and expenditures included in NOI, specifically to address the components of the following line items:

Utility reimbursement and other revenue
Utility reimbursement revenue is revenue from residents generated from utility bill back programs. Other revenue consists primarily of income from operation of laundry facilities, late charges, administrative fees, garage and parking rentals, cable revenue, pet charges, and miscellaneous charges to residents. The table below breaks out these two components:

	Same Property Portfolio
	Year ended December 31,
	2011	2010	Increase/ (Decrease)	% Change
Utility reimbursement and other
Utility reimbursement	3,316,664	2,657,704	658,960	24.79%
Other	3,182,871	3,078,819	104,052	3.38%
Total	6,499,535	5,736,523	763,012	13.30%

Operating
Operating expenses include property payroll and related benefits, utilities (water & sewer, electricity, heating), insurance and property-related general and operating expenses (legal and professional fees, business taxes & licenses, dues/subscriptions, telephone and cable expenses, postage, bank fees and charges, equipment rental, and other miscellaneous expenses). The table below breaks out the major components of this line item:

	Same Property Portfolio
	Year ended December 31,
	2011	2010	Increase/ (Decrease)	% Change
Operating
Property payroll and benefits	8,311,492	8,615,654	(304,162)	(3.53)%
Utilities	6,760,760	6,241,654	519,106	8.32%
Insurance	1,745,059	1,875,566	(130,507)	(6.96)%
Property-related G&A	2,123,149	1,947,452	175,697	9.02%
Advertising	811,610	698,931	112,679	16.12%
Leasing	889,323	891,066	(1,743)	(0.20)%
Other	10,083	22,539	(12,456)	(55.26)%
Total	20,651,476	20,292,862	358,614	1.77%

Maintenance
Maintenance expenses mainly include expenses related to maintenance and repair of pool services, landscaping, supplies, cleaning and other miscellaneous repair expenses. The table below breaks out the major components of this line item:

	Same Property Portfolio
	Year ended December 31,
	2011	2010	Increase/ (Decrease)	% Change
Maintenance
Pool service	310,512	289,541	20,971	7.24%
Exterminating	202,479	190,668	11,811	6.19%
Landscaping	941,864	912,729	29,135	3.19%
Supplies	61,320	51,437	9,883	19.21%
Cleaning	882,518	863,947	18,571	2.15%
Snow removal	120,457	253,425	(132,968)	(52.47)%
Painting	964,093	855,723	108,370	12.66%
Repairs	1,034,070	939,131	94,939	10.11%
Other	736,814	635,820	100,994	15.88%
Total	5,254,127	4,992,421	261,706	5.24%

In our judgment, remaining components of NOI appear to be sufficiently detailed.

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010
(Same Property Portfolio)

Rental Revenue, page 31

7.
In future Exchange Act periodic reports please expand your analysis to address the relative impact of same store portfolio performance changes and within the same store discussion address the relative impact of changes in same store occupancy and same store average rent, including the impact of any tenant concessions.

Company Response -

In the Company's future Exchange Act periodic reports we will expand our analysis to address the relative impact of Same Property Portfolio performance changes and within the Same Property Portfolio discussion address the relative impact of changes in Same Property Portfolio occupancy and Same Property average rent. Expanded disclosure will be revised to include the following language:

"The increase in rental revenue is mainly attributable to increase in rental rates offset by a slight decrease in average occupancy. Average 2011 monthly rental rates of $1,003 per apartment unit increased by 2.87% over the 2010 rental rates of $975, attributing to an increase of $2,260,000 in rental revenue. Average physical occupancy for the 2011 Same Property Portfolio was 95.93%, slightly down from 95.88% average in 2010, attributing to $370,000 decrease in rental revenue."

Item 11. Executive Compensation, page 42

8.
We note that you reimburse your advisor for personnel costs. In future filings that require Item 402 or Item 404 of regulation S-K disclosure, please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers and specify the amounts.

Company Response -

In the Company's future periodic filings that require Item 402 or Item 404 of regulation S-K disclosure, we will specifically disclose, as applicable, any reimbursement of salaries and benefits to be paid to named executive officers of the Company. The Company has only one named executive officer whose salary compensation is reimbursed by the Company for the time dedicated to the Company. Salaries of the remaining officers are not reimbursed for by the Company. Example disclosure that will be included in the Company's Form 10-K, to address your comment on the named officer's salary reimbursed by the Company, is as follows:

"The Company reimbursed the Advisor for cash basis compensation paid to its named executive officer. No other compensation or benefits are paid to named executive officer whose salary is reimbursed by the Company. The Company does not reimburse for benefits. Cash basis compensation paid to named executive officers and reimbursed by the Company totaled $237,323 and $220,474 for the years ended December 31, 2011 and December 31, 2010, respectively."

Item 15. Exhibits, Financial Statement Schedules, page 50

9.
We note that you have not filed the schedules to the Revolving Credit Agreement, filed as 10.29. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement.

Company Response -

The Company will file the complete Revolving Credit Agreement, including schedules previously omitted from the original filing, with the Company's next quarterly report on the Form 10-Q for the quarter ended June 30, 2012.

Financial Statements and Notes

Consolidated Statements of Operations, page 55

10.
We note that you have included dividend declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Company Response -

The Company has included dividend declared per common share in the Consolidated Financial Statements section, Note 9 - Declaration of Dividends and Distributions, on page 72 of the Form 10-K. The Company also acknowledges that this information is included on the face of the Consolidated Statement of Operations. The guidance provided by Accounting Standards Codification paragraph 260-10-45-5 does not require the disclosure of dividends per share on the face of the income statement and we will remove this information from the face of our Consolidated Statement of Operations in future annual and quarterly filings.

Note 2 - Significant Accounting Policies

Principles of combination and consolidation, page 60

11.
It appears your accounting policy for variable interest entities references guidance that was superseded with the adoption of Accounting Standards Update No. 2009-17. Please revise future periodic filings to reference the current guidance.

Company Response -

In the Company's future periodic filings, we will revise the accounting policy for variable interest entities to correctly reference the adoption of Accounting Standards Update No. 2009-17. In regards to the accounting policy reference on page 60, we will include the following language:

"The Company also evaluates its ownership interests in entities not deemed to be VIEs, including partnerships and limited liability companies, to determine if its economic interests result in the Company controlling the entity as promulgated in ASC 810-20, as amended by Accounting Standards Update No. 2009-17."

Additionally, any reference to ASC 810-20 throughout the Forms10-K and 10-Q will be updated to correctly reference the adoption of Accounting Standards Update No 2009-17.

Real Estate, page 60

12.
Please expand your discussion of development capitalization expenditures to include the types of expenses that are potentially capitalized other than interest such as taxes, salaries and other general and administrative expenses. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraph 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. Lastly, please disclose within your discussion of capital expenditures within your MD& A, payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Company Response -

We will expand our discussion of development capitalization expenditures to include the following:

"Costs directly associated with the development of properties are capitalized. Additionally, the Company capitalizes interest, real estate taxes, insurance and project management/development fees. We use judgment to determine when a development project commences and capitalization begins and when a development project is substantially complete and capitalization ceases. Generally, cost capitalization begins during the pre-construction period, defined as activities that are necessary to start the development of the property. A development property is considered substantially complete after major construction has ended and the property is available for occupancy. For properties that are built in phases, capitalization stops on each phase when it is considered substantially complete and ready for use and costs continue to be capitalized only on those phases under construction."

As it relates to payroll, the Company does not pay any direct payroll costs associated with development projects and as such does not capitalize payroll expenditures as part of a development project. Instead, the Company pays Berkshire Property Advisors, LLC (the "Advisor") and the joint venture partner/developer the project management/development fees, which are capitalized as part of a development project.

Note 6 - Investment In Multifamily Limited Liability Company, pages 68 - 69

13.
Please revise future periodic filings to disclose your maximum exposure to loss as a result of your investment in Multifamily Limited Liability Company. Reference is made to paragraph 810-10-50-4 of the Financial Accounting Standards codification.

Company Response -

In future periodic filings, we will disclose maximum exposure to loss as a result of the Company's investment in Multifamily Limited Liability Company, in accordance with paragraph 810-10-50-4c of the Financial Accounting Standards Codification. The following is an example of the language we will include: "The Company's maximum exposure to loss in Multifamily Limited Liability Company is its committed capital amount of $14.5 million, which has been fully funded."

**********

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regards to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact me at (617) 556-1450.

Sincerely,

Christopher M. Nichols
Senior Vice President and Chief Accounting Officer